Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-189892

Supplementing the Preliminary Prospectus dated July 11, 2013

Pricing Term Sheet
Dated July 11, 2013

$90,000,000
Ascent Capital Group, Inc.
4.00% Convertible Senior Notes due 2020

Final Term Sheet

The information in this pricing term sheet should be read together with the preliminary prospectus dated July 11, 2013 relating to the offering by Ascent Capital Group, Inc. of its 4.00% Convertible Senior Notes due 2020, including the documents incorporated by reference therein. Terms that are not separately defined in this pricing term sheet have the meanings given them in that preliminary prospectus.

Issuer:	Ascent Capital Group, Inc. (“Ascent”)

Ticker / Exchange for Common Stock:	ASCMA / NASDAQ Global Select Market

Notes:	4.00% Convertible Senior Notes due 2020 (the “notes”)

Aggregate Principal Amount Offered:	$90 million aggregate principal amount of notes ($103.5 million if the underwriters’ option to purchase additional notes is exercised in full)

Use of Proceeds:

Ascent estimates that the net proceeds from the offering will be approximately $86,750,000 (or approximately $99,912,500 if the underwriters exercise their option to purchase additional notes in full), after deducting fees and estimated offering expenses.  In addition, Ascent expects to receive proceeds of approximately $12,357,000 from the sale of warrants as described in the preliminary prospectus.

Ascent expects to use $17,667,000 of the net proceeds from the sale of the notes and the proceeds from the sale of the warrants to fund the cost of the convertible note hedge transactions described in the preliminary prospectus.  Ascent expects to apply the remaining $81,440,000 to fund the amounts it expects to loan Monitronics under the Ascent Intercompany Loan to fund a portion of the purchase price for the Security Networks Acquisition as described in the preliminary prospectus.  If Monitronics fails to consummate the Security Networks Acquisition, Ascent expects to use the remaining net proceeds for general corporate purposes.

If the underwriters exercise their option to purchase additional notes, Ascent expects to sell additional warrants and to use a portion of the proceeds from the sale of the additional notes and from the sale of the corresponding additional warrants to pay the cost of additional convertible note hedge transactions.

Maturity:	July 15, 2020, unless earlier converted or repurchased

Annual Interest Rate:	4.00% per annum

Interest Payment Dates:	Interest will accrue from July 17, 2013, and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning on January 15, 2014.

	Per Note	Without Option	With Option
Public Offering Price	100.0%	$90,000,000	$103,500,000
Underwriting Discount	2.50%	$2,250,000	$2,587,500
Proceeds, Before Expenses, to Ascent:	97.50%	$87,750,000	$100,912,500

Trading:	The notes will not be listed on any securities exchange or included in any automatic quotation system.

Trade Date:	July 11, 2013

Settlement Date:	July 17, 2013

Adjustments to Other Financing Arrangements:

$175 million principal amount of additional 9.125% Senior Notes due 2020 (an increase of $25 million principal amount over the amount noted in the preliminary prospectus) are expected to be issued at a price (before commissions and expenses) of 100.0% of par value in a concurrent private placement.  In addition, the size of the Ascent Intercompany Loan has been decreased to $100 million (which represents a decrease of $25 million from the amount noted in the preliminary prospectus).

Last Reported Sale Price of Common Stock, on NASDAQ on July 11, 2013:	$79.08 per share

Conversion Premium:	Approximately 30% above the Last Reported Sale Price of Common Stock

Initial Conversion Price:	Approximately $102.804 per share of Common Stock, subject to adjustment

Initial Conversion Rate:	9.7272 shares of Common Stock per $1,000 principal amount of notes, subject to adjustment

Warrant Strike Price:	$118.62, subject to adjustment, which represents a premium of approximately 50% over the Last Reported Sale Price of Common Stock

Dilution Adjustments:	Adjustments for events including payment of any dividend to all or substantially all holders of Common Stock

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc.

CUSIP Number:	043632 AA6

ISIN Number:	US043632AA61

Impact on Balance Sheet:

Under Accounting Standards Codification 470-20, the liability and equity components of the notes will be accounted for separately.  Ascent will adjust the reflection of the notes on its balance sheet to separately account for the liability and equity components of the notes, pursuant to ASC 470-20, upon the notes’ issuance.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares, subject to adjustment, by which the conversion rate of the notes will be increased for conversions in connection with a make-whole fundamental change, based on hypothetical stock prices and effective dates:

	Stock Price
Effective Date	$79.08	$85.00	$90.00	$102.804	$110.00	$125.00	$150.00	$175.00	$200.00	$250.00	$350.00
July 17, 2013	2.9182	2.6128	2.3989	1.9806	1.8036	1.5200	1.2035	0.9984	0.8486	0.6430	0.4115
July 15, 2014	2.9182	2.5218	2.2951	1.8604	1.6810	1.4002	1.0969	0.9068	0.7702	0.5844	0.3757
July 15, 2015	2.9182	2.4331	2.1869	1.7268	1.5423	1.2627	0.9744	0.7998	0.6788	0.5156	0.3331
July 15, 2016	2.9182	2.3418	2.0685	1.5714	1.3795	1.1000	0.8302	0.6761	0.5728	0.4357	0.2830
July 15, 2017	2.9182	2.2381	1.9288	1.3823	1.1809	0.9035	0.6601	0.5333	0.4513	0.3441	0.2247
July 15, 2018	2.9182	2.1097	1.7505	1.1387	0.9275	0.6604	0.4600	0.3705	0.3145	0.2410	0.1581
July 15, 2019	2.9182	2.0375	1.5224	0.8041	0.5845	0.3537	0.2341	0.1916	0.1641	0.1264	0.0832
July 15, 2020	2.9182	2.0375	1.3839	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective dates may not be set forth on the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•                  if the stock price is greater than $350.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•                  if the stock price is less than $79.08 per share (subject to adjustment), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares issuable upon conversion of the notes exceed 12.6454 shares per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus.

Incorporation by Reference:	For the avoidance of doubt, Ascent’s Current Report on Form 8-K/A filed July 11, 2013 is among the documents incorporated by reference into the preliminary prospectus for the offering.

The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 866-500-5408, Credit Suisse Securities (USA) LLC at (800) 221-1037 or Citigroup Global Markets Inc. at (800) 831-9146.

This communication should be read in conjunction with the preliminary prospectus dated July 11, 2013. The information in this communication supersedes the information in the preliminary prospectus to the extent it is inconsistent with the information in such preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.